EXHIBIT 99.1

GOLD STANDARD BEGINS PHASE 2 DRILLING AT THE RAILROAD-PINION PROJECT, CARLIN TREND NEVADA

9,100 m of RC drilling planned at the Pinion Deposit and the Bald Mountain Target

September 4, 2014 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT:GSV) (“Gold Standard” or the “Company”) today announced plans for the Phase 2 exploration program at its 100%-owned/controlled Railroad-Pinion Project in Nevada’s Carlin Trend.    A budget of $2.5 million has been allocated to complete approximately 9,100 m of RC drilling at the Pinion oxide gold deposit and Bald Mountain oxide gold-copper target.  One RC drill is currently drilling at Bald Mountain and a second RC rig will mobilize to Pinion in mid-September. Funding for this program was obtained in the financing which closed on August 19, 2014.

Pinion’s first NI 43-101-compliant resource estimate is nearing completion using the data collected during the Phase 1 Pinion program. The estimate is expected to be released later this month.

Key highlights of the Phase 2 program include:

Pinion
•
Complete about 6,300 meters of RC drilling to extend areas of known shallow oxide gold mineralization along strike and at depth, and to test new targets identified by the Phase 1 program and a new 3D geologic model (click the following link for Pinion deposit target map:( http://goldstandardv.com/images/pinion-grade-thickness.jpg). Gold mineralization at Pinion is very continuous and widespread within a highly permeable, silicified, and oxidized collapse breccia which is favorably sandwiched between relatively impermeable silty micrite of the overlying Mississippian Tripon Pass Formation and thick-bedded calcarenite of the underlying Devonian Devil’s Gate Formation.

•
Complete a 10 square kilometer soil grid designed to enhance near-surface oxide gold targets at Pinion and, follow-up on areas of favorable alteration and structure identified by 1:6000 geologic mapping west of the known Pinion deposit.

•
Acquire additional lines of CSAMT geophysical data to identify drill targets in the footwall of the Bullion Fault Corridor, a major north-south striking normal fault that imparts structural controls on gold mineralization at Pinion and North Bullion.  Gravity data and cross section interpretations on the southeastern extent of Pinion indicate the likely recurrence of the geological architecture at the North Bullion deposit, a target which has not been tested by historic drilling. CSAMT has proven accuracy in tracing this fault at North Bullion.

•	Complete additional metallurgy.

Bald Mountain
•
Drill five vertical RC holes (about 2,800 meters) to expand the limits of known oxide gold and copper mineralization outside from the area of historic drilling and RRB13-01, a 2013 core hole that intersected two unique and separate zones of oxidized, collapse-breccia hosted mineralization (click the following link for a Bald Mountain drill hole map:( http://goldstandardv.com/images/bald-mountain-target-map.jpg). Intercepts included 56.1m of 1.47 g Au/t immediately above 23.3m of 0.4% Cu. Twelve holes in the target currently outline an area approximately 210 meters north-south by 550 meters east-west containing an oxidized, polymetallic system that remains open in all directions.

•
Complete a 14 square kilometer ground magnetic survey over the Bald Mountain Au-Cu-Ag target, the Sylvania Ag-Cu-Pb target and the Eocene age Bullion Stock.  In this geologic setting, marginal to the Bullion Stock and within proximal dike swarms, magnetite and pyrrhotite are spatially associated with zones of precious and base metal mineralization.

Mac Jackson, Gold Standard’s Vice President of Exploration stated, “Most of our Phase 2 program is designed to define and expand the oxide mineral zones at the Pinion Deposit and Bald Mountain target, both of which are open in multiple directions.  In addition, we will continue to explore the rest of our highly prospective, 115 square kilometer property on the Carlin Trend with Phase 2 soil sampling, ground magnetics, CSAMT and mapping that will help lead to our next new discovery at Railroad.”

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance:

All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the drill to the sample preparation facility was continuously monitored. Core was cut at the Company’s facility in Elko, NV and one half was sent to the lab for analysis and the other half retained in the original core box. A blank, quarter core duplicate or certified reference material was inserted approximately every tenth sample. The samples are delivered to ALS Minerals preparation facility in Elko, NV. The samples are crushed and pulverized and sample pulps are shipped to ALS Minerals certified laboratory in Vancouver. Pulps are digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split.    All other elements are determined by ICP analysis. Data verification of the analytical results includes a statistical analysis of the duplicates, standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries in Nevada. The Company’s flagship project, the Railroad-Pinion Gold Project, is located within the prolific Carlin Trend. The recent Pinion gold deposit acquisition offers Gold Standard a potential near-term development option and further consolidates the Company’s premier land package in the Carlin Trend. Gold Standard is moving towards building NI 43-101 compliant gold resources at both the near surface, oxide-gold Pinion deposit and the classic Carlin style, North Bullion gold deposit in 2014.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed exploration programs are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

On behalf of the Board of Directors of Gold Standard,
“Jonathan Awde”
Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com